Exhibit 99.(a)(5)(ix)

As I said in our conference calls, MWI and AmerisourceBergen coming together is great news for us for two main reasons: First, this is great news because AmerisourceBergen recognizes that MWI’s people are its greatest asset. They have emphasized that this is not a cost savings move. They’re not in animal health today, and are buying MWI to serve as their platform to launch and grow in our industry. They know you are the best team in animal health. AmerisourceBergen recognizes that your knowledge of the unique needs in this industry is key to their success in growing this business. Job losses will be relatively minimal. In fact, I expect employment opportunities to grow over time as we significantly grow our animal health business. However, it’s important to remember that we need to be flexible throughout this process. AmerisourceBergen has also been clear that they want me to lead the animal health part of the business, which I’m excited to do. I also expect that leadership team members will continue to play important roles. The second reason this is great news for us is that it will provide resources to grow and improve even faster than we would as an independent company. Over the years, MWI has transitioned from a small family-owned business, to a business with a private Issue 17 | February 2015 Jim Cleary, President and CEO The agreement between MWI and AmerisourceBergen for AmerisourceBergen to acquire MWI is truly a historic milestone for our company. As a leader in human health distribution with nearly $120 billion in sales, AmerisourceBergen brought substantial sophistication to their search for the best platform in animal health. I like what Steve Collis, the President and Chief Executive Officer of AmerisourceBergen, said in the press release announcing the agreement: "MWI is the premier supply chain company in animal health, with leading positions in both the companion and production markets, and we are very excited to have them join AmerisourceBergen. Animal health is a growing market in the U.S. and internationally, and is a logical extension of our pharmaceutical distribution and services businesses. Utilizing AmerisourceBergen’s knowledge of manufacturer and provider services, our global reach and partnership philosophy, combined with MWI’s expertise in veterinary and agricultural markets, we will collaboratively launch the next generation of superior animal health products and services together." equity investment, to a publicly-traded company. Each of these transitions has been crucial to providing MWI with needed resources for us to grow from $100 Million to $3 Billion dollars in revenue in the last 15 years. The same will be true of this transition. • With some of the most advanced technology and operations for distribution in the world, after closing, AmerisourceBergen will help us deliver even higher quality and more efficient service to our customers. • With over 1,500 manufacturer partners, they will provide us with substantial product sourcing opportunities. • With their plan for MWI to be their platform for growth in animal health, AmerisourceBergen will invest financial resources for us to grow both domestically and globally. I’m very proud of our achievements that have led to this unsolicited, but attractive, offer. It will make MWI a better company to work for, and also a better company for our customers and suppliers. Thank you for all you’ve done to make MWI a leader in our industry, which has brought us to this exciting stage. I look forward to continuing to work with you in making MWI the best resource to the animal health profession. the best resource Message From Executive Leadership